Exhibit 99.1

Einride Appoints Seasoned Public Company Board Director and Financial Executive R. Lynn Atchison to Its Board of Directors

STOCKHOLM, SWEDEN — June 23, 2026 — Einride AB (Nasdaq: ENRD) a technology company driving the transition to cost-efficient autonomous and electric freight operations for some of the world’s largest shippers, today announced that R. Lynn Atchison, a highly experienced corporate board director and financial executive with deep expertise in high-growth technology companies, will be appointed to the Board of Directors of Einride, subject to shareholder and regulatory approvals. This appointment follows the company’s public listing on Nasdaq earlier this month and reinforces Einride’s commitment to building a world-class board.

“Einride is tackling one of the most consequential transitions in global freight, and doing it with operational scale and a clear technology edge,” said Ms. Atchison. “Having led companies through IPOs and transformational business model shifts, I understand what it takes to build trust with public market investors while continuing to execute. I’m excited to bring that experience to Einride’s board at such an important moment in its journey.”

Ms. Atchison currently serves on the boards of Bumble, Inc. (Nasdaq: BMBL) and Q2 Holdings, Inc. (NYSE: QTWO), where she chairs the Audit Committee at BMBL and chairs the Risk Committee at QTWO. She also serves on the board and audit committee of ZenBusiness, a private company headquartered in Austin, Texas. A former Chief Financial Officer of HomeAway (Nasdaq: AWAY) and Hoover’s, Inc. (Nasdaq: HOOV), she brings decades of experience guiding technology companies through pivotal inflection points, including two IPOs, cross-border mergers and acquisitions, and fundamental business model transformations.

Throughout her career, Ms. Atchison has held a series of CFO roles at fast-growing companies with successful exits to strategic and private equity buyers. This includes Spredfast, a SaaS business sold to Vista Equity Partners; HomeAway, the online vacation rental marketplace acquired by Expedia; and Hoover’s, the online business information company acquired by Dun & Bradstreet.

“When I founded Einride, I believed that the companies who would win in autonomous freight were those who could build real trust, with customers, with regulators, and with public markets,” said Robert Falck, Founder and Executive Chairman of Einride. “Lynn has done exactly that, twice over as a CFO and again in the boardroom. That is a rare combination, and it is exactly what this moment calls for.”

“We are entering one of the most intense periods in Einride’s history, scaling our fleet, deepening customer relationships, and operating as a public company,” said Roozbeh Charli, Chief Executive Officer of Einride. “Lynn has navigated both sides of this equation; having her in the room will make us even sharper.”

Ms. Atchison is NACD Directorship Certified™ by the National Association of Corporate Directors. She holds a Bachelor of Business degree, summa cum laude, in accounting from Stephen F. Austin State University and is a retired CPA. She was recognized with the “Best CFO Legacy Award” by the Austin Business Journal in 2017.

About Einride

Founded in Stockholm in 2016, Einride (Nasdaq: ENRD) is a technology leader driving the transition to sustainable, cost-efficient autonomous and electric freight operations. The company’s platform integrates AI-powered freight intelligence, proprietary autonomous technology, and one of the world’s largest electric heavy-duty fleets. Einride serves a global customer base across North America, Europe, and the Middle East through a dual business model encompassing Freight-Capacity-as-a-Service (FCaaS) and a Software-as-a-Service (SaaS) platform.

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